BB 3/6



ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 46958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KGW CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hampton Close
(No. and Street)

Westhampton Beach	NY	11978
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth G. Walker — 631-288-3562
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name — *if individual, state last, first, middle name*)

7 Penn Plaza, 16th Floor	New York	NY	10001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth G. Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

KGW Capital Corporation, as of

December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kenneth G. Walker
Signature

President
Title

Clara Zappa
Notary Public

CLARA ZAPPA
NOTARY PUBLIC STATE OF NEW YORK
NO. 31-4760403
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DEC. 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KGW CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

AND INDEPENDENT AUDITORS' REPORT

KGW CAPITAL CORPORATION

Financial Statements and Supplementary Schedules for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent auditors' report	1
Balance sheets	2
Statements of operations and changes in stockholder's equity	3
Statements of cash flows	4
Notes to financial statements	5 - 6
SUPPLEMENTARY SCHEDULES:	
Schedule I Computation of aggregate indebtedness and net capital under Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	8
Independent Auditors' Report on Internal Accounting Control Required by SEC rule 17a-5	9 - 10


RNK

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
KGW Capital Corporation
Westhampton Beach, New York

We have audited the accompanying balance sheets of KGW Capital Corporation as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KGW Capital Corporation as of December 31, 2001 and 2000, and its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg, Neuwirth & Kuchner

Successors to the practice of Gross & Ehrhardt, LLP
Certified Public Accountants who audited the financial statements for the year ended December 31, 2000

February 9, 2002

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

KGW CAPITAL CORPORATION

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash	$10,081	$ 9,967
Investments (Note 2)	33,100	33,100
TOTAL ASSETS	$43,181	$43,067
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accrued expenses	$ 1,950	$ 1,750
Accrued taxes	300	100
TOTAL LIABILITIES	2,250	1,850
STOCKHOLDERS' EQUITY:		
Common stock, no par value (3,000 shares authorized 1,000 shares issued and outstanding)	1,000	1,000
Additional paid in capital	40,500	40,500
Deficit	(569)	(283)
TOTAL STOCKHOLDERS' EQUITY	40,931	41,217
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,181	$43,067

See notes to financial statements

KGW CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31,	
	2001	2000
Revenues:		
Fee income	$ 3,000	$250,000
Interest income	267	285
Total Revenues	3,267	250,285
Expenses:		
Accounting fees	2,150	1,750
NASD fees	876	150
Bank charges	27	30
Consulting (Shareholder)	-	248,000
Corporate franchise fees	500	305
Total Expenses	3,553	250,235
NET (LOSS) INCOME	(286)	50
Total Stockholder's Equity, January 1, 2001	41,217	9,867
Additional paid in capital during year	-	31,300
Total Stockholder's Equity, December 31, 2001	$ 40,931	$ 41,217

See notes to financial statements

KGW CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 3,000	$250,000
Interest received	267	285
Cash paid for services and expenses	(3,153)	(250,435)
Net cash provided by (used for) operating activities	114	(150)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments	-	(33,100)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in additional paid in capital	-	31,300
Net increase (decrease) in cash	114	(1,950)
Cash, beginning of year	9,967	11,917
Cash, end of year	$ 10,081	$ 9,967
Reconciliation of net income (loss) to net cash (used for) provided by operating activities:		
Net (loss) income	$ (286)	$ 50
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Increase (decrease) in accrued expenses	400	(200)
Net cash provided by (used for) operating activities	$ 114	$ (150)

See notes to financial statements

KGW CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KGW Capital Corporation (the "Company") was organized on January 19, 1994 under the laws of the State of Delaware. Since December 21, 1994 the Company has been in the business of acting as a registered broker-dealer.

Accounting method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362 (a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for income taxes has been included in these financial statements.

2. INVESTMENTS

This represents 1,000 shares of common stock and 1,500 warrants of the Nasdaq Stock Market, Inc., (NASDAQ) acquired in a private placement issue.

The stock and warrants are not publicly traded as of December 31, 2001 and there is no ascertainable market value.

The value is reflected at cost.

SEC rule 15c3-1(c)(2)(vii) prohibits the use of non-marketable securities to satisfy net capital requirements.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2001 and 2000 the Company had a net capital of $7,831 and $8,117, which exceeded required net capital by $2,831 and $3,117, respectively. The Company's net capital ratios were 0.287:1 and 0.228:1 for 2001 and 2000, respectively.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

KGW CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

IN ACCORDANCE WITH RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31, 2001	2000
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 2,250	$ 1,850
Net capital:		
Stockholder's equity from balance sheets	40,931	41,217
Haircuts:		
NASDAQ stock/warrants	(33,100)	(33,100)
NET CAPITAL	$ 7,831	$ 8,117
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $2,250 an $1,850, respectively)	$ 150	$ 123
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	2,831	3,117
Excess net capital at 1,000%	$ 7,606	$ 7,932
Ratio:		
Aggregate indebtedness to net capital	0.287:1	0.228:1

Note: There are no differences between the above computation and the computation of net capital as of December 31, 2001 and 2000 previously filed by KGW Capital Corporation on Form X-17A-5.

See notes to financial statements

SCHEDULE II

KGW CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2001

KGW Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.



To the Shareholder of
KGW Capital Corporation:

In planning and performing our audit of the financial statements of and supplemental schedules of KGW Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg, Neuwirth & Kuchner

Successors to the practice of Gross & Ehrhardt, LLP
Certified Public Accountants who audited the financial
statements for the year ended December 31, 2000

New York, New York
February 9, 2002